Exhibit 99.1

BANK OF MONTREAL

EXHIBIT TO UNAUDITED FINANCIAL STATEMENTS FOR THE QUARTER

ENDED January 31, 2015.

EARNINGS COVERAGE RATIO

The following consolidated financial ratios for the Bank, are calculated for the 12 months ended January 31, 2015 and October 31, 2014.

	12 Months Ended January 31, 2015 Actual	12 Months Ended October 31, 2014 Actual
Interest coverage on subordinated indebtedness	32.52 times	35.51 times

Notes:

In calculating the interest coverage ratios, foreign currency amounts have been converted to Canadian dollars using rates of exchange as at the end of each month. For the 12 month periods ending January 31, 2015 and October 31, 2014 the average monthly exchange rates were $1.1217 per US$1.00 and $1.0937 per US$1.00, respectively.

The Bank’s earnings before interest and income tax for the 12 months ended January 31, 2015 were $5,135.47 million, which is 32.52 times the Bank’s aggregate interest requirement for this period. The Bank’s earnings before interest and income tax for the 12 months ended October 31, 2014 were $5,329.72 million, which is 35.51 times the Bank’s aggregate interest requirement for this period.

The amounts and ratios reported above are derived from information in the consolidated interim financial statements for the three months ended January 31, 2015.